UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  AEROGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007779309
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                                 (CUSIP Number)

                                                     with a
                                                     copy to:
         Mitchell D. Kaye, Manager                   Steven E. Siesser, Esq.
         Xmark Asset Management, LLC                 Lowenstein Sandler PC
         301 Tresser Blvd., Suite 1320               65 Livingston Avenue
         Stamford, Connecticut 06901                 Roseland, New Jersey  07068
         (203) 653-2511                              (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         007779309
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:  New York, United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,133,330*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   18.8%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of February 23, 2005, Xmark LP is the holder of 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). As of February 23, 2005, Xmark Ltd is the holder of 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock. The terms of the Xmark LP Preferred and the Xmark Ltd Preferred originally precluded each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred if the conversion thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion (the "Issuance Limitation"). Each such Issuance Limitation was waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,133,330 shares of Common Stock, or approximately 18.8% of the shares of Common Stock deemed issued and outstanding as of February 23, 2005.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          Based on information reported by the Company in its Form 10-Q for the fiscal quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 15, 2004, there were 4,884,829 shares of Common Stock outstanding as of November 5, 2004. As of February 23, 2005, Xmark LP is the holder of 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). As of February 23, 2005, Xmark Ltd is the holder of 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock.

          The terms of the Xmark LP Preferred and the Xmark Ltd Preferred preclude each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred if the conversion thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion (the "Issuance Limitation"). Each such Issuance Limitation is waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,133,330 shares of Common Stock, or approximately 18.8% of the shares of Common Stock deemed issued and outstanding as of February 23, 2005.

          During the sixty days prior to February 23, 2005, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof, except that Xmark LP and Xmark Ltd sold: (1) on January 19, 2005, warrants to purchase up to an aggregate of 1,666,660 shares of the Company's Common Stock for an aggregate purchase price of $383,331.80; (2) on January 24, 2005, 53,333 shares of the Company's Preferred Stock for an aggregate purchase price of $960,000.00, in each case, as more fully described in Item 6 of this Amendment No. 1 to Schedule 13D; and (3) on February 23, 2005, 91,309 shares of Common Stock for an aggregate purchase price of $164,355.48. On or about January 20, 2005, XAM was notified that the Board of Directors of the Company had declared that Xmark LP would receive 15,149 shares of Common Stock and Xmark Ltd would receive 18,958 shares of Common Stock from the Company, as payment in lieu of cash dividends on the Preferred Stock for the quarter ended September 30, 2004. On or about February 4, 2005, XAM was notified that the Board of Directors of the Company had declared that Xmark LP would receive 16,996 shares of Common Stock and Xmark Ltd would receive 21,270 shares of Common Stock from the Company, as payment in lieu of cash dividends on the Preferred Stock for the quarter ended December 31, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended by adding the following:

          Pursuant to the terms of a Securities Purchase Agreement, dated as of February 23, 2005, by and between Xmark LP and OTATO, L.P., Xmark LP sold 40,556 shares of the Company's Common Stock for an aggregate purchase price of $73,000.08, or a purchase price per share of $1.80. Pursuant to the terms of a Securities Purchase Agreement, dated as of February 23, 2005, by and between Xmark Ltd and OTATO, L.P., Xmark Ltd sold 50,753 shares of the Company's Common Stock for an aggregate purchase price of $91,355.40, or a purchase price per share of $1.80.

          The descriptions of the transactions and agreements set forth in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference or attached to this Amendment No. 1 to Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following:

          9. Securities Purchase Agreement, dated as of February 23, 2005, by and between Xmark LP and OTATO, L.P.

          10. Securities Purchase Agreement, dated as of February 23, 2005, by and between Xmark Ltd and OTATO, L.P.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            As of February 23, 2005

                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 9

                          SECURITIES PURCHASE AGREEMENT

          This SECURITIES PURCHASE AGREEMENT, dated as of February 23, 2005 (this "Agreement"), is by and between OTATO, L.P., a Grand Cayman limited partnership (the "Purchaser"), and Xmark Fund, L.P., a Delaware limited partnership ("Seller").


          WHEREAS, the Seller owns 40,556 shares (the "Shares") of Common Stock (the "Common Stock") of AeroGen Inc. (the "Issuer"), which shares of Common Stock are subject to a currently effective registration statement (the "Registration Statement"); and

          WHEREAS, the Seller wishes to sell the Shares to the Purchaser, and the Purchaser is willing to purchase the Shares from the Seller.

          NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

          1. Definitions. When used herein, the following terms shall have the indicated meanings:

          "Encumbrance" means any pledge, hypothecation, assignment, lien, restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

          "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

          2. Sale and Purchase.

          (a) On the Settlement Date, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller (the "Transaction"), the Shares for an aggregate purchase price (the "Purchase Price") of $73,000.08 in cash.

          (b) On the Settlement Date, the Seller shall deliver to the Purchaser, at the address set forth in Section 8 hereof, the Shares, duly endorsed.

          (c) On the Settlement Date, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by the Seller.

          3. Representations, Warranties and Agreements of the Seller.

          The Seller hereby represents, warrants and agrees as of the Settlement Date as follows:

          (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

          (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not:
(i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

          (c) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrances; (b) the Shares to be delivered are not subject to any Transfer Restriction; and (c) upon the transfer of the Shares to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code), and will be the legal and beneficial owner of such Shares, free and clear of any Encumbrances or Transfer Restrictions.

          (d) No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Shares to the Purchaser.

          (e) The Seller has provided or made available to the Purchaser upon Purchaser's written request any information and documents reasonably requested by the Purchaser; however, the Seller has not provided any Xmark Information (as defined in Section 4(d) below) to the Purchaser.

          4. Representations, Warranties and Agreement of the Purchaser.

          The Purchaser hereby represents, warrants and agrees as of the Settlement Date as follows:

          (a) The Purchaser is duly organized, validly existing and in good standing in its jurisdiction of organization.

          (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate/company/partnership proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

          (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

          (d) The Purchaser is aware that the Seller, Xmark Fund, L.P. and Xmark Asset Management, LLC (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Shares (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that Seller has advised it that a reasonable investor could deem the Xmark Information to be material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Shares. The Purchaser is freely deciding to purchase the Shares at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Shares. The Purchaser does not and will not request, desire or require any of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

          5. Purchaser Release and Waiver. The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, managers, members, agents, employees, representatives and assigns, arising out of the purchase of the Shares (other than with respect to any claim against Seller for a breach of this Agreement) or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Shares at the agreed-upon purchase price. The Purchaser acknowledges and agrees that Seller is relying on this Section 5 in engaging in the sale herein, and would not engage in the sale of the Shares in the absence of this Section 5.

          6  Conditions   Precedent  to  Obligations   of  the  Purchaser.   The
obligations of the Purchaser are subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties of the Seller contained herein shall be true and correct as of the Settlement Date.

          (b) The Seller shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the Settlement Date.

          (c) The Company shall have removed the legend on the Shares.

          7. Conditions Precedent to Obligations of the Seller. The obligations of the Seller are subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties of the Purchaser contained herein shall be true and correct as of the Settlement Date.

          (b) The Purchaser shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the Settlement Date.

          (c) The Seller shall have  received the wire  transfer  referred to in
Section 8(c).

          (d) The Company shall have removed the legend on the Shares.

          8. Settlement.

          (a) Settlement of the Transaction shall take place on the date agreed upon by the parties as soon as practicable following the satisfaction of the conditions set forth in Sections 6 and 7 of this Agreement (the "Settlement Date"); provided, however, this Agreement shall terminate and be of no further force and effect if the Settlement Date has not occurred on or prior to March 11, 2005. On the Settlement Date, the Seller shall deliver to the Purchaser the Shares against payment by the Purchaser of the Purchase Price. Subject to Sections 6 and 7 of this Agreement, the purchase and sale of the Shares shall be effective as of the Settlement Date.

          (b) The Shares delivered to the Purchaser pursuant to this Agreement shall be free and clear of all Encumbrances and Transfer Restrictions. The transfer of the Shares to the Purchaser shall have been registered on the books of the Issuer and/or any applicable transfer agent. Unless otherwise instructed by the Purchaser, the Shares should be delivered to:

          (c) The Purchase Price shall be paid by wire transfer of immediately available funds to the following bank account:

         Chase Manhattan Bank
         ABA #:   021-000-021
         FBO:     Citigroup - Smith Barney Inc
         A/C#:    066-198038
         FFC:     Xmark Fund, Ltd.
         A/C#:    522-43390

          (d) Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchases and sales contemplated hereby.

          9. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

          10. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

          (a) If to the Seller, addressed as follows:

                         Xmark Funds
                         301 Tresser Boulevard, Suite 1320
                         Stamford, CT 06901
                         Attn:  Mitchell Kaye
                         T: 203-653-2500
                         F: 203-653-2501

          (b) If to the Purchaser, addressed as follows:


                         OTATO, L.P., a Grand Cayman limited partnership One Manhattanville Road
                         Purchase, New York  10577
                         Tel: 800 444 9089

          or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

          11. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

          12. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

          13. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Shares contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

          14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

          15. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

          16. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

          17. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.


OTATO, L.P.


By: /s/ Richard Jaffe
Name (Please Print): Richard Jaffe
Title Capacity: Senior Managing Director



XMARK FUND, L.P.

/s/ Mitchell D. Kaye

Name: Mitchell D. Kaye
Title: Chief Investment Officer

                                                                      Exhibit 10

                          SECURITIES PURCHASE AGREEMENT

          This SECURITIES PURCHASE AGREEMENT, dated as of February 23, 2005 (this "Agreement"), is by and between OTATO, L.P., a Grand Cayman limited partnership (the "Purchaser"), and Xmark Fund, Ltd, a Cayman Island exempted company ("Seller").


          WHEREAS, the Seller owns 50,753 shares (the "Shares") of Common Stock (the "Common Stock") of AeroGen Inc. (the "Issuer"), which shares of Common Stock are subject to a currently effective registration statement (the "Registration Statement"); and

          WHEREAS, the Seller wishes to sell the Shares to the Purchaser, and the Purchaser is willing to purchase the Shares from the Seller.

          NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

          1. Definitions. When used herein, the following terms shall have the indicated meanings:

          "Encumbrance" means any pledge, hypothecation, assignment, lien, restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

          "Transfer Restriction" means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract.

          2. Sale and Purchase.

          (a) On the Settlement Date, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller (the "Transaction"), the Shares for an aggregate purchase price (the "Purchase Price") of $91,355.40 in cash.

          (b) On the Settlement Date, the Seller shall deliver to the Purchaser, at the address set forth in Section 8 hereof, the Shares, duly endorsed.

          (c) On the Settlement Date, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer of immediately available funds to the account designed in writing by the Seller.


          3. Representations, Warranties and Agreements of the Seller.

          The Seller hereby represents, warrants and agrees as of the Settlement Date as follows:

          (a) The Seller has full power and authority to enter into this Agreement and to consummate the Transaction. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.

          (b) The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not:
(i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller's knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. To the Seller's knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

          (c) With respect to the Transaction, (a) the Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrances; (b) the Shares to be delivered are not subject to any Transfer Restriction; and (c) upon the transfer of the Shares to Purchaser, Purchaser will acquire good and marketable title thereto (assuming that Purchaser is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code), and will be the legal and beneficial owner of such Shares, free and clear of any Encumbrances or Transfer Restrictions.

          (d) No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller's right to transfer the Shares to the Purchaser.

          (e) The Seller has provided or made available to the Purchaser upon Purchaser's written request any information and documents reasonably requested by the Purchaser; however, the Seller has not provided any Xmark Information (as defined in Section 4(d) below) to the Purchaser.

          4. Representations, Warranties and Agreement of the Purchaser.

          The Purchaser hereby represents, warrants and agrees as of the Settlement Date as follows:

          (a) The Purchaser is duly organized, validly existing and in good standing in its jurisdiction of organization.

          (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate/company/partnership proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

          (c) The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser's knowledge, applicable to the Purchaser; (iii) violate any contract to which the Purchaser is a party or by which the Purchaser or any of its assets or properties are bound; or (iv) violate or conflict with any provision of the charter or by-laws of the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

          (d) The Purchaser is aware that the Seller, Xmark Fund, L.P. and Xmark Asset Management, LLC (collectively, the "Xmark Funds") may be in possession of certain nonpublic information concerning the Company and the Shares (the "Xmark Information"), and that the Xmark Funds have agreed with the Company to keep the Xmark Information confidential. The Purchaser acknowledges that Seller has advised it that a reasonable investor could deem the Xmark Information to be material to an investment decision, and that the Xmark Information could be of an adverse nature to an investor in the Shares. The Purchaser is freely deciding to purchase the Shares at the agreed-upon price for its own reasons based on the information it currently possesses, which it deems sufficient, notwithstanding that it may lack access to the Xmark Information, to make its decision to participate in the purchase and sale of the Shares. The Purchaser does not and will not request, desire or require any of the Xmark Funds, now or in the future, to disclose any or all of the Xmark Information to the Purchaser or any of its affiliates, agents or representatives.

          5. Purchaser Release and Waiver. The Purchaser agrees not to pursue and to release fully any potential suits, claims, causes of action, remedies, damages and other actions whatsoever, at law or in equity, against any of the Xmark Funds and their respective affiliates, officers, directors, managers, members, agents, employees, representatives and assigns, arising out of the purchase of the Shares (other than with respect to any claim against Seller for a breach of this Agreement) or the nondisclosure of the Xmark Information to the Purchaser. The Purchaser hereby acknowledges receipt of satisfactory consideration for the agreements set forth in this paragraph, including but not limited to the consummation of the purchase and sale of the Shares at the agreed-upon purchase price. The Purchaser acknowledges and agrees that Seller is relying on this Section 5 in engaging in the sale herein, and would not engage in the sale of the Shares in the absence of this Section 5.

          6  Conditions   Precedent  to  Obligations   of  the  Purchaser.   The
obligations of the Purchaser are subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties of the Seller contained herein shall be true and correct as of the Settlement Date.

          (b) The Seller shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the Settlement Date.

          (c) The Company shall have removed the legend on the Shares.

          7. Conditions Precedent to Obligations of the Seller. The obligations of the Seller are subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties of the Purchaser contained herein shall be true and correct as of the Settlement Date.

          (b) The Purchaser shall have complied with all of its covenants and agreements contained herein to be performed by it on or prior to the Settlement Date.

          (c) The Seller shall have  received the wire  transfer  referred to in
Section 8(c).

          (d) The Company shall have removed the legend on the Shares.

          8. Settlement.

          (a) Settlement of the Transaction shall take place on the date agreed upon by the parties as soon as practicable following the satisfaction of the conditions set forth in Sections 6 and 7 of this Agreement (the "Settlement Date"); provided, however, this Agreement shall terminate and be of no further force and effect if the Settlement Date has not occurred on or prior to March 11, 2005. On the Settlement Date, the Seller shall deliver to the Purchaser the Shares against payment by the Purchaser of the Purchase Price. Subject to Sections 6 and 7 of this Agreement, the purchase and sale of the Shares shall be effective as of the Settlement Date.

          (b) The Shares delivered to the Purchaser pursuant to this Agreement shall be free and clear of all Encumbrances and Transfer Restrictions. The transfer of the Shares to the Purchaser shall have been registered on the books of the Issuer and/or any applicable transfer agent. Unless otherwise instructed by the Purchaser, the Shares should be delivered to:

          (c) The Purchase Price shall be paid by wire transfer of immediately available funds to the following bank account:

         Chase Manhattan Bank
         ABA #:   021-000-021
         FBO:     Citigroup - Smith Barney Inc
         A/C#:    066-198038
         FFC:     Xmark Fund, Ltd.
         A/C#:    522-43390

          (d) Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchases and sales contemplated hereby.

          9. Amendment. This Agreement may be amended, modified or supplemented but only in a writing signed by the Seller and the Purchaser.

          10. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by a courier or a courier service or (b) on the date of transmission if sent by facsimile transmission:

          (a) If to the Seller, addressed as follows:

                         Xmark Funds
                         301 Tresser Boulevard, Suite 1320
                         Stamford, CT 06901
                         Attn:  Mitchell Kaye
                         T: 203-653-2500
                         F: 203-653-2501

          (b) If to the Purchaser, addressed as follows:


                         OTATO, L.P., a Grand Cayman limited partnership One Manhattanville Road
                         Purchase, New York  10577
                         Tel: 800 444 9089

          or to such other person or address as a party hereto may designate for itself by notice given as herein provided.

          11. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

          12. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (without reference to choice OF law doctrine).

          13. Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase(s) and sale(s) of the Shares contemplated hereby, except that the Seller shall bear all transfer and issuance taxes imposed on such purchase and sale.

          14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

          15. Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

          16. Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

          17. Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.


OTATO, L.P.


By: /s/ Richard Jaffe
Name (Please Print): Richard Jaffe
Title Capacity: Senior Managing Director



XMARK FUND, LTD.


/s/ Mitchell D. Kaye

Name: Mitchell D. Kaye
Title: Chief Investment Officer